Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	11:21 12-Dec-05

RNS Number:4939V
Wolseley PLC
12 December 2005

Wolseley plc confirms that Mr C A S Hornsby, who is Chief Executive North America and who will become Group Chief Executive from 1 August 2006, increased his shareholding in the Company on 12 December 2005 by 10,000 ordinary shares. Mr Hornsby exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and subsequently sold 55,661 shares at a price of 1213p per share.

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

Mr C. A.S. Hornsby	68,161	543.00p	12.12.2005

Mr Hornsby has also gifted 2,500 ordinary shares of 25p each to a US based charity.

As a result of the above transactions, Mr Hornsby now holds 58,017 ordinary shares of 25p in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange